Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.                 Name & Address of Company

Eurasian Minerals Inc. (the “Company”)
Suite 300 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

Item 2.                 Date of Material Change

May 18, 2010

Item 3.                 News Release

A press release dated May 11, 2010 was issued to the British Columbia and Alberta Securities Commission, the TSX Venture Exchange and through the facilities of Marketwire via Canadian Timely Disclosure.

Item 4.                 Summary of Material Change

The Company announced the appointment of Dr. M. Stephen Enders to the position of Executive Chairman of the Company’s board of directors.

The Company also announced that pursuant to the Company’s Stock Option Plan, 1,080,000 incentive stock options, exercisable at $2.18 per share for a period of five years have been granted to directors, officers, employees and consutlants of the Company.

Item 5.                 Full Description of Material Change

Item 5.1              Full Description of Material Change

Please refer to the press release of the Company disseminated on May 11, 2010, attached hereto.

Item 5.2              Disclosure for Restructuring Transactions

Not applicable

Item 6.                 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.                 Omitted Information

None.

Item 8.                 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Kim C. Casswell, Corporate Secretary
Phone: 604-688-6390
Email: kcasswell@explgp.com

Item 9.                 Date of Report

May 18, 2010